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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AXCELIS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware, USA	000-30941	34-1818596
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

108 Cherry Hill Drive, Beverly, Massachusetts	01915
(Address of principal executive offices)	(Zip Code)

Lynnette C. Fallon, Executive Vice President and General Counsel, 978-787-4120

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

a) Conflict Minerals in Products.

Conflict minerals, as defined in Item 1.01 of Form SD, are necessary to the functionality or production of products manufactured by Axcelis Technologies, Inc. (“Axcelis,” or the “Company”) or contracted by the Company to be manufactured (the “Company’s Products”) as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) and for which manufacturing was completed in the period from January 1, 2015 to December 31, 2015. Accordingly, we are filing this Form SD for the calendar year covered by this report, as required by the Rule.

b) Implementation and Results of our Reasonable Country of Origin Inquiry.

The Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals in the Company’s Products originated in the Democratic   Republic of the Congo or an adjoining country or are from recycled or scrap sources. To implement our RCOI, we:

1. Beginning in 2012, communicated the Company’s sourcing policy and commitments to our suppliers;

2. Beginning in 2013, educated our suppliers about the conflict minerals reporting obligation;

3. Beginning on February 19, 2016, requested information from our 2015 material suppliers using an on-line survey regarding the mineral content of the parts they sell us, their knowledge on the source of any conflict minerals, including whether the conflict minerals come from recycled or scrap sources (the “Survey”); and

4. Collected information from suppliers who responded to the Survey (including follow-up by email and/or phone) until May 20, 2016.

The Survey was sent to 808 suppliers of material included in the Company’s Products. We received 335 responses to the Survey and from other response forms (which included emails, letters, copies of applicable policies, and completed Electronics Industry Citizenship Coalition Conflict Mineral Reporting Templates) from 308 different supplier locations. All of these responses were reviewed and categorized. At the conclusion of this process, we had responses from suppliers of parts or components included in Products representing 80.89% of the total dollars spent on materials for the Company’s Products in 2015.

As of May 20, 2016, 294 of the responding suppliers (88% of all responding suppliers) asserted that either:

(A)       no conflict minerals were present in the materials sold to the Company by the supplier; or

(B)       the conflict minerals in the materials sold to the Company by the supplier did not originate in the Democratic Republic of the Congo or an adjoining country, or came from recycled or scrap sources; or

(C)       the supplier had no reason to believe that the conflict minerals in the materials sold to the Company by the supplier may have originated in the Democratic Republic of the Congo or an adjoining country.

Also as of May 20, 2016, four of the responding suppliers had not provided sufficient clarity to determine whether they could be placed in the above categories or not, despite our efforts to obtain clear information.

(c) Due Diligence on Specific Conflict Mineral Sources.  37 responding suppliers (11% of all responding suppliers) indicated that (1) that one or more conflict mineral was incorporated in the materials sold to the Company and (2) they knew or had reason to believe such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources. Accordingly, we have exercised due diligence on the source and chain of custody of these conflict minerals that conforms to the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold included in the Organisation for Economic Co-operation and Development (“OECD”) framework: OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition. The Company has filed a Conflict Minerals Report with respect to these conflict minerals.

This Form SD and the Conflict Minerals Report have been disclosed on our publicly available Internet website, axcelis.com, under a heading entitled “Conflict Minerals Disclosure” which is linked here: http://www.axcelis.com/about-us/conflict-minerals-disclosure

Item 1.02. Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Axcelis is filing as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Report

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AXCELIS TECHNOLOGIES, INC.
(Registrant)

/s/ Lynnette C. Fallon	May 27, 2016
By Lynnette C. Fallon, Executive Vice President, HR/Legal and General Counsel	(Date)